Exhibit 99.2

ESSA Pharma Inc. (the “Company”)

Annual General Meeting of Shareholders (the “Meeting”)

February 27, 2020

REPORT OF VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

Common shares of the Company (the “Common Shares”) represented at the Meeting:	16,405,094
Total issued and outstanding Common Shares as at the record date for the meeting:	20,824,339
Percentage of issued and outstanding Common Shares represented:	78.78%

1.	Setting Number of Directors

By ordinary resolution passed by show of hands, the number of directors for the ensuing year was set at nine.

2.	Election of Directors

By ordinary resolution passed by ballot vote, the following nine nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of the shareholders of the Company (the “Shareholders”) or until their successors are elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David R. Parkinson	13,462,400	99.93%	9,170	0.07%
Richard M. Glickman	13,311,982	98.82%	159,588	1.18%
Gary Sollis	13,462,400	99.93%	9,170	0.07%
Franklin M. Berger	13,311,982	98.82%	159,588	1.18%
Scott Requadt	13,467,900	99.97%	3,670	0.03%
Marella Thorell	13,311,882	98.81%	159,688	1.19%
Alex Martin	13,311,882	98.81%	159,688	1.19%
Sandy Zweifach	13,317,482	98.86%	154,088	1.14%
Ari Brettman	13,311,882	98.81%	159,688	1.19%

3.	Appointment of Auditor

By ordinary resolution passed by show of hands, Davidson & Company LLP, Chartered Professional Accountants, was appointed auditor of the Company for the ensuing year.

4.	Amendment to Existing Option Plan

By ordinary resolution passed by ballot vote, an amendment to the Company’s stock option plan (as amended, the “Amended Option Plan”) as set out in Schedule A to the Company’s management information circular dated January 22, 2020 (the “Circular”), and provided to the Shareholders in connection with the Meeting, was ratified, confirmed, and approved:

Votes by Ballot	Votes For	% Votes For	Votes Against	% Votes Against
By all shareholders	13,441,061	99.77%	30,509	0.23%

5.	Ratification of Grants under the Amended Stock Option Plan

By ordinary resolution passed by ballot vote, the previous grants of an aggregate of up to 2,776,470 stock options to certain directors, officers, employees and consultants of the Company, under the Amended Option Plan, as further set out in the Circular, and provided to the Shareholders in connection with the Meeting, were ratified, confirmed and approved: 131739610

Votes by Ballot	Votes For	% Votes For	Votes Against	% Votes Against
By all shareholders	13,277,613	98.53%	193,957	1.47%
By disinterested shareholders	12,979,653	98.53%	193,957	1.47%

6.	Amendment to Existing Restricted Share Unit Plan

By ordinary resolution passed by ballot vote, an amendment to the Company’s restricted share unit plan as set out in Schedule B to the Circular, and provided to the Shareholders in connection with the Meeting, was ratified, confirmed, and approved:

Votes by Ballot	Votes For	% Votes For	Votes Against	% Votes Against
By all shareholders	13,723,972	98.50%	197,598	1.50%
By disinterested shareholders	12,976,012	98.50%	197,598	1.50

No other non-routine business was transacted or voted upon at the Meeting.

Dated: February 27, 2020